Exhibit 12

Bank of Hawaii Corporation and Subsidiaries

Statement Regarding Computation of Ratios

	Six Months Ended
	June 30,
(dollars in thousands)	2005	2004
Earnings:
1. Income Before Income Taxes	$144,819	$130,923
2. Plus: Fixed Charges Including Interest on Deposits	42,566	31,366
3. Earnings Including Fixed Charges and Interest on Deposits	187,385	162,289
4. Less: Interest on Deposits	25,181	17,760
5. Earnings Excluding Interest on Deposits	$162,204	$144,529

Fixed Charges:
6. Fixed Charges Including Interest on Deposits	$42,566	$31,366
7. Less: Interest on Deposits	25,181	17,760
8. Fixed Charges Excluding Interest on Deposits	$17,385	$13,606

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)	4.4 x	5.2 x
Excluding Interest on Deposits (Line 5 divided by Line 8)	9.3 x	10.6 x